Reshoot Production Company
                       14055 Tahiti Way, Unit 305
                        Marina del Rey, CA 90292
                       Telephone:  (310) 823-3656

January 16, 2008


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. H. Yuna Peng
            Office of Structured Finance Transportation Leisure

RE:  Reshoot Production Company
     Registration Statement on Form SB-2 Filed January 7. 2008
     File No. 333-148510

Dear Ms. Pang:

On behalf of Reshoot Production Company (the "Company), this letter responds to your January 16, 2008 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

General
-------

1. Please remove the references to selling shareholders on the cover page and throughout the disclosure. Alternatively, if you are offering shares to the public "through" the selling shareholders, revise the filing to clarify that they are statutory underwriters and explain their potential liability elsewhere in the filing.

RESPONSE: We respectfully note the Staff's comment. We have removed all reference to selling shareholders on the cover page and throughout the disclosure. Thank you for bringing this reference to our attention.






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Risk Factors, page 10
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2.  Please add a risk factor discussing the expenses of being a public company and include best estimates of the costs.

RESPONSE:    We respectfully note the Staff's comment.  We have added a risk factor which discusses our risks and our best estimate of our expenses in being a public company. Please see new risk factor Number 15, on page 16.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Reshoot Production Company

By:   /s/ Ed DeStefano
---------------------------------
          Ed DeStefano
          Chief Executive Officer



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